                                                              RULE NO. 424(b)(1)
                                                       REGISTRATION NO. 33-61467

================================================================================


                                125,000 Shares



                          FIRST MIDWEST BANCORP, INC.


                                 COMMON STOCK





                             --------------------

                                  PROSPECTUS

                             --------------------





                                AUGUST 14, 1995





================================================================================

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is current as of any time subsequent to the date hereof.

                             --------------------

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Prospectus Summary .................................................    2
Investment Considerations ..........................................    5
Use of Proceeds ....................................................    7
Price Range of Common stock ........................................    7
Dividend Policy ....................................................    7
Common Stock Repurchase Program ....................................    7
Recent Developments ................................................    8
Plan of Distribution ...............................................   12
Legal Matters ......................................................   12
Experts ............................................................   12
Available Information ..............................................   12
Incorporation of Certain Documents by Reference ....................   12

================================================================================

          PROSPECTUS August 14, 1995



          FIRST MIDWEST BANCORP, INC.

                            125,000 SHARES

                             COMMON STOCK
                            (NO PAR VALUE)



          First Midwest Bancorp, Inc. ("First Midwest" or the "Company"), a Delaware corporation and a bank holding company, offers hereby to sell to institutional and accredited investor clients of licensed broker/dealers a minimum of 75,000 shares, up to a maximum of 125,000 shares, of its no par value Common Stock ("Common Stock"), which is the only class of common stock currently authorized by the Company's Certificate of Incorporation. All of the shares being offered hereby are being sold by the Company. The Common Stock is quoted on the NASDAQ National Market System under the symbol "FMBI". On August 11, 1995 the last sale price of the Common Stock as reported on the NASDAQ National Market System was $27.00 per share. See "Price Range of Common Stock."

          SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

               THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
               CORPORATION.

     ===========================================================
                            Price to   Distribution  Proceeds to
                             Public     Expenses*      Company
     -----------------------------------------------------------
     Per Share...........    $27.00        $.28         $26.72
     -----------------------------------------------------------
     Total...............  $3,375,000    $35,300      $3,339,700
     ===========================================================

     * Includes distribution expenses to be paid to broker/dealers.

                              PROSPECTUS SUMMARY

          The following is a summary of certain information contained elsewhere in this Prospectus. The summary is not complete and is qualified in its entirety by more detailed information contained elsewhere in this Prospectus and particularly in specific sections referred to below. Prospective purchasers of the shares of Common Stock offered hereby should carefully consider, among other things, the information set forth under the heading "Investment Considerations".

                                  THE COMPANY

          The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association, four nonbank Affiliates that offer trust, investment advisory, credit life insurance and mortgage banking related services in the same markets served by the bank and four inactive Illinois state-chartered banks. The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $2.9 billion at March 31, 1995.

          The Company's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and savings banking, including: accepting deposits; commercial and industrial, direct and indirect consumer lending; collections; safe deposit box operations; and other banking services tailored for both retail and commercial clients. The Bank operates 45 banking offices in northern Illinois with approximately 80% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 13% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining assets of the Bank are located in the southeastern region of the state in Danville, Illinois. In each of the seven counties in which the Bank operates, it ranks among the top three banking or thrift institutions in market share of deposits.

          First Midwest Trust Company, N.A. (the "Trust Company") provides trust and administrative services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities. As of March 31, 1995, the Trust Company had approximately $1.2 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

          First Midwest Asset Management Company (the "Asset Management Company") provides investment advisory services to the Trust Company.

          First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

          First Midwest Mortgage Company (the "Mortgage Company") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted on a disparate basis by various offices of the Bank.

          The Company's office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-0459, and its telephone number is (708) 875-7450.

                                 PENDING ACQUISITIONS

          The Company has entered into a definitive agreement to acquire CF Bancorp, Inc. ("CF"). CF is the holding company of Citizens Federal Savings Bank, F.S.B. ("Citizens Federal") which is headquartered in Davenport, Iowa with additional offices in Davenport and Bettendorf, Iowa. Citizens Federal had total assets of approximately $225 million as of March 31, 1995.

          Pursuant to the acquisition, to be accounted for as a pooling of interests, CF stockholders will receive 1.4545 shares of the Company's common stock for each share of CF common stock in a tax-free exchange. Based on the current market price of the Company's stock the transaction value of the acquisition approximates $36.0 million. See "Recent Developments" located on Page 8 of this Prospectus for additional information with respect to such acquisition.

                                  THE OFFERING

Common Stock offered by the Company............................  125,000 shares
Common Stock outstanding after the offering............  12,368,886/(1)/ shares
Use of Proceeds....................................  General corporate purposes
NASDAQ National Market System Symbol.....................................  FMBI

----------

(1) Excludes 420,307 shares of Common Stock issuable upon the exercise of vested stock options outstanding under the Company's Stock Option Plan at July 27, 1995 and 1,333,000 shares of Common Stock issuable upon the consummation of the acquisition of CF.

                     Selected Consolidated Financial Data
             (dollar amounts in thousands, except per share data)


The following table sets forth selected financial data of the Company and its subsidiaries on a consolidated basis for the periods indicated:

                                       Quarters
                                   ended March 31,                                  Years ended December 31,
                              --------------------------      --------------------------------------------------------------------
                                 1995            1994            1994            1993            1992         1991         1990
                              ----------      ----------      ----------      ----------      ---------    ----------   ----------
Operating Results

Interest income.............  $   54,072      $   42,917      $  190,478      $  169,925      $  174,222   $  207,048   $  205,456
Interest expense............      26,540          17,046          82,841          66,233          77,627      113,777      120,575
Net interest income.........      27,532          25,871         107,637         103,692          96,595       93,271       84,881
Provision for loan losses...       1,632           1,512           8,486          11,432          15,452       15,492        8,480
Noninterest income..........       5,939           7,514          26,427          29,164          30,880       24,023       19,525
Noninterest expense.........      22,546          22,947          89,532          90,032          86,562       78,225       65,253
Restructure charge..........          -               -            3,900              -               -            -            -
Income tax expense..........       3,314           3,411          11,778          10,608           7,553        5,770        8,069
Net income..................  $    5,979      $    5,515      $   20,368 (1)  $   20,784      $   17,908   $   17,807   $   22,604
==================================================================================================================================
Per Share Data

Net income..................  $     0.49      $     0.45      $     1.67 (1)  $     1.68      $     1.43   $     1.42   $     1.80
Cash dividends declared.....        0.19            0.17            0.68            0.60            0.52         0.52         0.52
Book value at period end....       16.41           16.27           15.26           16.37           15.15        14.23        13.25
Book value at period end,
as adjusted.................       17.28 (2)       16.27 (2)       16.96 (2)       16.01 (2)       15.15        14.23        13.25
Market value at period end..       24.25           26.00           24.00           25.25           19.50        16.25        14.50
==================================================================================================================================
Performance Ratios

Return on average equity....       12.61%          11.18%          10.61%(3)       10.78%           9.78%       10.32%       14.25%
Return on average assets....        0.85%           0.85%           0.74%(3)        0.84%           0.78%        0.76%        1.03%
Net interest margin - tax
equivalent..................        4.26%           4.34%           4.24%           4.62%           4.71%        4.44%        4.39%
==================================================================================================================================

                                      March 31,                                          December 31,
                              --------------------------      --------------------------------------------------------------------
                                 1995            1994            1994            1993            1992         1991         1990
                              ----------      ----------      ----------      ----------      ---------    ----------   ----------
Balance Sheet Highlights

Total assets................  $2,883,815      $2,678,092      $2,875,101      $2,687,317      $2,297,220   $2,311,402   $2,368,306
Loans.......................   1,816,532       1,608,744       1,785,200       1,589,326       1,457,242    1,391,012    1,370,880
Deposits....................   1,979,294       1,882,930       1,994,408       1,933,996       1,882,368    1,865,374    1,937,450
Stockholders' equity........     200,494         198,065         186,115         199,947         188,799      178,316      166,174
==================================================================================================================================

(1) Includes $3,900 pretax restructure charge, or $2,379 ($.20 per share) after tax.

(2) Excludes the after-tax unrealized net appreciation/depreciation on securities available for sale existent as of the end of the period indicated.

(3) Excluding the after-tax effect of the restructure charge of $2,379, return on average equity and return on average assets would have been 11.85% and .82%, respectively.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

  COMPETITION. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services.
Since this area is the Company's focus market, the Bank and Mortgage Company are exposed to varying types and levels of competition from associated industries. In general, however, the Bank and Mortgage Company compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within each market area. The Trust and Asset Management Companies compete with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust and Asset Management Companies generally involve the variety of products and services that can be offered to clients. Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industry.

  LOAN PORTFOLIO RISKS. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Overall loan portfolio risk inherent in the Company is not believed by Management to be in excess of risks exposed to others in the same or similar industry.

  IMPACT OF INTEREST RATE CHANGES. Interest rate risk is an inherent part of the banking business as financial intermediaries gather deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

  ECONOMIC CONDITIONS AND MONETARY POLICIES. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

  GOVERNMENT REGULATION. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Trust Companies, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

  Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank insurance fund and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

  FDIC INSURANCE PREMIUMS. The savings deposits of the Company and CF are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's deposits are dominantly insured by the Bank Insurance Fund ("BIF") while CF's deposits are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

  As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are based upon risk classifications that are determined by the insured institution's capital ratios and the result of such institution's supervisory examinations. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

  The Company and CF are currently assessed an annual deposit insurance premium at a rate of $.23 per $100 of insured deposits, which is the lowest insurance rate imposed by the FDIC.

  The BIF is believed to have reached its legally required maximum funding level during the second quarter of 1995 and, if the FDIC confirms that such level has been achieved, the agency is allowed to lower the deposit insurance premium on BIF-insured deposits to an average of $.045 per $100 of deposits.

  The SAIF, however, is currently undercapitalized. Federal banking regulators and lawmakers are believed to be near an agreement on a plan to bolster the SAIF by the assessment of a special, one-time charge on SAIF-insured deposits of approximately .85% of such deposits. The assessment of such a charge is believed to be sufficient to recapitalize the SAIF and, at least initially, allow future SAIF-insured deposit premiums to be lowered to the same average premium applicable to BIF. Furthermore, after the special assessment is charged, federal banking regulators and law makers are believed to favor the merging of the BIF and SAIF Funds. Congressional hearings on the resolution of the BIF and SAIF issues have been held and future hearings are scheduled. The outcome of such hearings and the impact on deposit insurance premiums assessed by the BIF and SAIF, the potential assessment of a one-time charge on SAIF-insured deposits, as well as the likelihood of the merger of the BIF and SAIF cannot be determined at this time.

  ACQUISITION CHARGE. On or about December 31, 1995, the Company will consummate its earlier-announced acquisition of CF (see "Pending Acquisitions" located on
page 3).   Incident to such acquisition, the Company will record an acquisition charge (currently estimated to be in the range of $3,700 to $4,200.) The actual acquisition charge will be determined and recorded in the quarter in which the acquisition is consummated. Information with respect to the financial condition and results of operations for CF, including proforma financial statements of the Company reflecting such acquisition, is located beginning on page 8 of this Prospectus under the section entitled "Recent Developments".

  ANTI-TAKEOVER PROVISIONS. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Certificate of Incorporation and By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of 67% of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; and (iv) a super-majority voting requirement to amend provisions of the Certificate of Incorporation and By-laws relating to the classification of the Board and removal of directors. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

                                USE OF PROCEEDS

The Company expects to receive approximately $3,339,700 from the sale of 125,000 shares of Common Stock in this Offering, after deducting estimated expenses. It is anticipated that the Company will use the net proceeds, including interest thereon, for general corporate purposes, including working capital and possible future acquisitions. Pending such use the net proceeds will be invested in short term discretionary investments. The Company presently has no agreements, commitments, understandings or arrangements for the use of the proceeds for acquisition purposes.

                          PRICE RANGE OF COMMON STOCK

The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "FMBI". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NASDAQ National Market System for the periods indicated:

                                              HIGH      LOW
                                             -------  -------
1993:
  First Quarter............................  $23 1/4  $19 1/4
  Second Quarter...........................   25       21 3/4
  Third Quarter............................   28 1/4   22 7/8
  Fourth Quarter...........................   28       24 3/4
1994:
  First Quarter............................  $26 1/2  $24 3/4
  Second Quarter...........................   28 3/4   24 1/2
  Third Quarter............................   28 1/2   24 3/4
  Fourth Quarter...........................   28 1/2   22
1995:
  First Quarter............................  $25 1/2  $23 1/4
  Second Quarter...........................   24 3/4   23 1/2
  Third Quarter (through August 11, 1995)..   27 1/2   24 1/4
                                             =======  =======

As of July 12, 1995 there were 2,667 stockholders of record of the Common Stock. On August 11, 1995, the last reported sales price for the Common Stock on the NASDAQ National Market System was $27 per share.

                                DIVIDEND POLICY

The Company believes that it has a responsibility to reward its stockholders with a meaningful current return on their investment and, as part of the Company's dividend policy, the Board of Directors reviews the Company's dividend payout ratio periodically to ensure that it is consistent with internal capital guidelines and industry standards. As a result of improved performance from operations, the Company's Board of Directors has increased the quarterly dividend in each of the last three years as follows:

                     Dividends    Annual     % Increase
                      Paid in      Rate   over Prior Year
                     ---------    ------  ----------------
                       1995        $.76         12%
                       1994        $.68         13%
                       1993        $.60         15%
                                   ====         ===

                        COMMON STOCK REPURCHASE PROGRAM

  On November 17, 1993 the Company's Board of Directors authorized the purchase of up to 600,000 shares of its common stock on the open market or in private transactions. Since such authorization, 172,563 treasury shares were purchased at an average cost of $26.23 per share. The purchases, in part, are being used to fund the exercise of stock options by employees and sales of treasury stock to employee benefit plans. The Company intends to continue to utilize the common stock repurchase program as needs and market conditions warrant.

                              RECENT DEVELOPMENTS

  PENDING ACQUISITIONS AND PROFORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION. Pursuant to the acquisition of CF, as discussed on page 3, the following unaudited proforma condensed consolidated financial statements of the Company have been presented. Such financial statements give effect to the sale of shares of common stock offered by the Company hereby and the proposed acquisition of all of the issued and outstanding capital stock of CF, which will be accounted for using the pooling of interests method of accounting. The number of shares of common stock of the Company reflected as being issued and the net proceeds to be realized from the offering as presented in the proforma financial statements assume the estimated net proceeds to the Company of approximately $26.72 per share after the deduction of estimated expenses.

  The following proforma condensed consolidated financial statements are not necessarily indicative of the financial position or the results of operations of the consolidated entities as they may be in the future or as they might have been had the offering and the acquisition been consummated as of the beginning of the period covered. All financial information is presented in thousands of dollars, except per share data.

FIRST MIDWEST BANCORP, INC.
CF BANCORP, INC.
PROFORMA CONDENSED STATEMENT OF CONDITION

                                                                      MARCH 31, 1995
                                                  ------------------------------------------------------
                                                        HISTORICAL
                                                  ----------------------    PROFORMA          PROFORMA
ASSETS                                              COMPANY       CF      ADJUSTMENTS       CONSOLIDATED
                                                  -----------  ---------  ------------      ------------
Cash and due from banks.........................  $  114,118   $  4,334     $ 3,340 /(1)/    $  117,592
                                                                             (4,200)/(2)/
Funds sold and other short-term investments.....      13,296      2,065          --              15,361
Securities available for sale...................     709,470      3,166          --             712,636
Securities held to maturity.....................     138,474     94,917          --             233,391

Loans...........................................   1,816,532    117,794          --           1,934,326
Reserve for loan losses.........................     (24,208)    (1,062)         --             (25,270)
                                                  ----------   --------     -------          ----------
 Net Loans......................................   1,792,324    116,732          --           1,909,056
                                                  ----------   --------     -------          ----------

Premises, furniture and equipment...............      41,503      1,753          --              43,256
Accrued interest receivable and other assets....      74,630      3,070          --              77,700
                                                  ----------   --------     -------          ----------
 Total Assets...................................  $2,883,815   $226,037     $  (860)         $3,108,992
                                                  ==========   ========     =======          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits........................................  $1,979,294   $136,941     $    --          $2,116,235
Short-term borrowings...........................     672,237     63,135          --             735,372
Accrued interest payable and other liabilities..      31,790      3,209      (1,638)/(2)/        33,361
                                                  ----------   --------     -------          ----------
 Total liabilities..............................   2,683,321    203,285      (1,638)          2,884,968
                                                  ----------   --------     -------          ----------

Stockholders' equity............................     211,139     22,660       3,340 /(1)/       234,577
                                                                             (2,562)/(2)/
Unrealized net appreciation (depreciation) on
 securities available for sale /(3)/............     (10,645)        92          --             (10,553)
                                                  ----------   --------     -------          ----------
 Total Stockholders' Equity.....................     200,494     22,752         778             224,024
                                                  ----------   --------     -------          ----------

 Total Liabilities and Stockholders' Equity.....  $2,883,815   $226,037     $  (860)         $3,108,992
                                                  ==========   ========     =======          ==========
--------------------------------------------------------------------------------------------------------

/(1)/ Reflects the net proceeds of the Common Stock being issued by the Company hereby assuming 125,000 shares are issued at $27.00 per share, net of expenses incurred.

/(2)/ Reflects the maximum estimated acquisition charge ($4,200) and related tax benefit ($1,638) to be recorded incident to the Company's pending acquisition of CF. Such estimated charge includes severance and related personnel exit costs, contract termination fees, legal and accountants fees and other costs necessary to consummate the acquisition.

/(3)/ Represents the difference, after tax, between the amortized cost and market value of securities available for sale.

FIRST MIDWEST BANCORP, INC.
CF BANCORP, INC.
PROFORMA CONDENSED STATEMENTS OF INCOME

                                                    QUARTER ENDED MARCH 31, 1995
                                        ----------------------------------------------------
                                             HISTORICAL
                                        ---------------------     PROFORMA        PROFORMA
                                          COMPANY        CF      ADJUSTMENTS    CONSOLIDATED
                                        -----------    ------    -----------    ------------
INTEREST INCOME
Interest and fees on loans............  $    39,743    $2,525        $ --        $    42,268
Interest on securities................       14,060     1,577          --             15,637
Interest on funds sold and
 other short-term investments.........          269        81          --                350
                                        -----------    ------        ----        -----------
 Total interest income................       54,072     4,183          --             58,255
                                        -----------    ------        ----        -----------
INTEREST EXPENSE
Interest on deposits..................       16,025     1,560          --             17,585
Interest on short-term borrowings.....       10,515       930         (57)/(1)/       11,388
                                        -----------    ------        ----        -----------
 Total interest expense...............       26,540     2,490         (57)            28,973
                                        -----------    ------        ----        -----------
 Net interest income..................       27,532     1,693          57             29,282
PROVISION FOR LOAN LOSSES.............        1,632        16          --              1,648
                                        -----------    ------        ----        -----------
 Net interest income after provision
  for loan losses.....................       25,900     1,677          57             27,634
                                        -----------    ------        ----        -----------
NONINTEREST INCOME....................        5,934       289          --              6,223
SECURITIES TRANSACTIONS, NET..........            5       179          --                184
NONINTEREST EXPENSE...................       22,546     1,080          --             23,626
                                        -----------    ------        ----        -----------
 Income before income tax expense.....        9,293     1,065          57             10,415
INCOME TAX EXPENSE....................        3,314       336          22 /(1)/        3,672
                                        -----------    ------        ----        -----------
 NET INCOME...........................  $     5,979    $  729        $ 35        $     6,743
                                        ===========    ======        ====        ===========
 NET INCOME PER SHARE.................  $      0.49                              $      0.49
                                        ===========                              ===========
 AVERAGE SHARES OUTSTANDING...........   12,202,100                               13,659,422
                                        ===========                              ===========

                                                    QUARTER ENDED MARCH 31, 1994
                                        ----------------------------------------------------
                                             HISTORICAL
                                        ---------------------     PROFORMA        PROFORMA
                                          COMPANY        CF      ADJUSTMENTS    CONSOLIDATED
                                        -----------    ------    -----------    ------------
INTEREST INCOME
Interest and fees on loans............  $    31,947    $2,311        $ --        $    34,258
Interest on securities................       10,927       840          --             11,767
Interest on funds sold and
 other short-term investments.........           43       105          --                148
                                        -----------    ------        ----        -----------
 Total interest income................       42,917     3,256          --             46,173
                                        -----------    ------        ----        -----------
INTEREST EXPENSE
Interest on deposits..................       12,676     1,252          --             13,928
Interest on short-term borrowings.....        4,370       330         (30)/(1)/        4,670
                                        -----------    ------        ----        -----------
 Total interest expense...............       17,046     1,582         (30)            18,598
                                        -----------    ------        ----        -----------
 Net interest income..................       25,871     1,674          30             27,575
PROVISION FOR LOAN LOSSES.............        1,512         4          --              1,516
                                        -----------    ------        ----        -----------
 Net interest income after provision
  for loan losses.....................       24,359     1,670          30             26,059
                                        -----------    ------        ----        -----------
NONINTEREST INCOME....................        6,234       344          --              6,578
SECURITIES TRANSACTIONS, NET..........        1,280       176          --              1,456
NONINTEREST EXPENSE...................       22,947     1,048          --             23,995
                                        -----------    ------        ----        -----------
 Income before income tax expense.....        8,926     1,142          30             10,098
INCOME TAX EXPENSE....................        3,411       422          12 /(1)/        3,845
                                        -----------    ------        ----        -----------
 NET INCOME...........................  $     5,515    $  720        $ 18        $     6,253
                                        ===========    ======        ====        ===========
 NET INCOME PER SHARE.................  $      0.45                              $      0.46
                                        ===========                              ===========
 AVERAGE SHARES OUTSTANDING...........   12,195,341                               13,652,663
                                        ===========                              ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 125,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

FIRST MIDWEST BANCORP, INC.
CF BANCORP, INC.
PROFORMA CONDENSED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31, 1994
                                             ----------------------------------------------------
                                                  HISTORICAL
                                             ---------------------    PROFORMA         PROFORMA
                                               COMPANY        CF     ADJUSTMENTS     CONSOLIDATED
                                             -----------   -------   -----------     ------------
INTEREST INCOME
Interest and fees on loans.................  $   140,765   $ 9,541      $  --         $   150,306
Interest on securities.....................       47,996     4,982         --              52,978
Interest on funds sold and
 other short-term investments..............        1,717       358         --               2,075
                                             -----------   -------      -----         -----------
 Total interest income.....................      190,478    14,881         --             205,359
                                             -----------   -------      -----         -----------
INTEREST EXPENSE
Interest on deposits.......................       56,230     5,311         --              61,541
Interest on short-term borrowings..........       26,611     2,640       (152)/(1)/        29,099
                                             -----------   -------      -----         -----------
 Total interest expense....................       82,841     7,951       (152)             90,640
                                             -----------   -------      -----         -----------
 Net interest income.......................      107,637     6,930        152             114,719
PROVISION FOR LOAN LOSSES..................        8,486        57         --               8,543
                                             -----------   -------      -----         -----------
 Net interest income after provision
  for loan losses..........................       99,151     6,873        152             106,176
                                             -----------   -------      -----         -----------
NONINTEREST INCOME.........................       25,167     1,334         --              26,501
SECURITIES TRANSACTIONS, NET...............        1,260       439         --               1,699
NONINTEREST EXPENSE........................       93,432     4,275         --              97,707
                                             -----------   -------      -----         -----------
 Income before income tax expense..........       32,146     4,371        152              36,669
INCOME TAX EXPENSE.........................       11,778     1,581         59 /(1)/        13,418
                                             -----------   -------      -----         -----------
 NET INCOME................................  $    20,368   $ 2,790      $  93         $    23,251
                                             ===========   =======      =====         ===========
 NET INCOME PER SHARE......................  $      1.67                              $      1.71
                                             ===========                              ===========
 AVERAGE SHARES OUTSTANDING................   12,160,831                               13,618,153
                                             ===========                              ===========

                                                         YEAR ENDED DECEMBER 31, 1993
                                             ----------------------------------------------------
                                                  HISTORICAL
                                             ---------------------    PROFORMA         PROFORMA
                                               COMPANY        CF     ADJUSTMENTS     CONSOLIDATED
                                             -----------   -------   -----------     ------------
INTEREST INCOME
Interest and fees on loans.................  $   128,696   $ 9,943      $  --         $   138,639
Interest on securities.....................       40,427     3,727         --              44,154
Interest on funds sold and
 other short-term investments..............          802       357         --               1,159
                                             -----------   -------      -----         -----------
 Total interest income.....................      169,925    14,027         --             183,952
                                             -----------   -------      -----         -----------
INTEREST EXPENSE
Interest on deposits.......................       55,491     5,266         --              60,757
Interest on short-term borrowings..........       10,742     1,675       (108)/(1)/        12,309
                                             -----------   -------      -----         -----------
 Total interest expense....................       66,233     6,941       (108)             73,066
                                             -----------   -------      -----         -----------
 Net interest income.......................      103,692     7,086        108             110,886
PROVISION FOR LOAN LOSSES..................       11,432        65         --              11,497
                                             -----------   -------      -----         -----------
 Net interest income after provision
  for loan losses..........................       92,260     7,021        108              99,389
                                             -----------   -------      -----         -----------
NONINTEREST INCOME.........................       27,937     1,666         --              29,603
SECURITIES TRANSACTIONS, NET...............        1,227        88         --               1,315
NONINTEREST EXPENSE........................       90,032     4,006         --              94,038
                                             -----------   -------      -----         -----------
 Income before income tax expense..........       31,392     4,769        108              36,269
INCOME TAX EXPENSE.........................       10,608     1,760         42 /(1)/        12,410
                                             -----------   -------      -----         -----------
 Net income before cumulative adjustments..       20,784     3,009         66              23,859
 CUMULATIVE ADJUSTMENT FOR CHANGE
  IN ACCOUNTING PRINCIPLES.................           --       435         --                 435
                                             -----------   -------      -----         -----------
 NET INCOME................................  $    20,784   $ 3,444      $  66         $    24,294
                                             ===========   =======      =====         ===========
 NET INCOME PER SHARE......................  $      1.68                              $      1.76
                                             ===========                              ===========
 AVERAGE SHARES OUTSTANDING................   12,369,326                               13,826,648
                                             ===========                              ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 125,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

FIRST MIDWEST BANCORP, INC.
CF BANCORP, INC.
PROFORMA CONDENSED STATEMENT OF INCOME

                                                     YEAR ENDED DECEMBER 31, 1992
                                        ------------------------------------------------------
                                              HISTORICAL
                                        ----------------------     PROFORMA         PROFORMA
                                          COMPANY        CF       ADJUSTMENTS     CONSOLIDATED
                                        -----------    -------    -----------     ------------
INTEREST INCOME
Interest and fees on loans............  $   130,379    $10,292       $  --         $   140,671
Interest on securities................       42,671      2,075          --              44,746
Interest on funds sold and
 other short-term investments.........        1,172        354          --               1,526
                                        -----------    -------       -----         -----------
 Total interest income................      174,222     12,721          --             186,943
                                        -----------    -------       -----         -----------
INTEREST EXPENSE
Interest on deposits..................       70,505      6,505          --              77,010
Interest on short-term borrowings.....        7,122        115        (123)/(1)/         7,114
                                        -----------    -------       -----         -----------
 Total interest expense...............       77,627      6,620        (123)             84,124
                                        -----------    -------       -----         -----------
 Net interest income..................       96,595      6,101         123             102,819
Provision for Loan Losses.............       15,452        156          --              15,608
                                        -----------    -------       -----         -----------
 Net interest income after provision
  for loan losses.....................       81,143      5,945         123              87,211
                                        -----------    -------       -----         -----------
NONINTEREST INCOME....................       25,449      1,416          --              26,865
SECURITIES TRANSACTIONS, NET..........        5,431        179          --               5,610
NONINTEREST EXPENSE...................       86,562      4,259          --              90,821
                                        -----------    -------       -----         -----------
 Income before income tax expense.....       25,461      3,281         123              28,865
INCOME TAX EXPENSE....................        7,553      1,287          47 /(1)/         8,887
                                        -----------    -------       -----         -----------
 NET INCOME...........................  $    17,908    $ 1,994       $  76         $    19,978
                                        ===========    =======       =====         ===========
 NET INCOME PER SHARE.................  $      1.43                                $      1.43
                                        ===========                                ===========
 AVERAGE SHARES OUTSTANDING...........   12,486,228                                 13,943,550
                                        ===========                                ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 125,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

                             PLAN OF DISTRIBUTION

  The Company intends to offer and sell the Common Stock primarily to institutional and accredited investors through either direct sales to such purchasers or sales to or through licensed broker dealers. The Company currently expects to sell all or a substantial portion of the offered shares of Common Stock to a licensed broker dealer who will resell all or a portion of such shares to purchasers. Such broker dealer may retain a portion of such shares for investment for its own account. The purchase price to be paid by such broker dealer will be a negotiated price no higher than the lowest closing bid reported by NASDAQ. Resales by such broker dealer may be made from time to time at prevailing market prices or at negotiated prices.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1994 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph describing the Company's change in the method of accounting for investments at December 31, 1993 to adopt the provisions of Financial Accounting Standards Board Statement No. 115 and the change in the method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board Statement No. 109.

  The consolidated financial statements of CF as of June 30, 1994 and for each of the years in the three-year period ended June 30, 1994 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the"Commission") (File Number 0-10967).
Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations; Seven World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended, (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company.
Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have heretofore been filed by the Company or CF with the Commission are incorporated by reference in this Prospectus.

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

    2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

    3. The Company's Current Report on Form 8-K dated June 1, 1995.

    4. The description of the Common Stock, no par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 10-K.

    5. CF's Annual Report on Form 10-KSB for the fiscal year ended June 30,
       1994.

    6. CF's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994, December 31, 1994 and March 31, 1995.

    7. CF's Current Reports on Form 8-K dated April 7, 1995 and June 5, 1995.

  All documents filed by the Company and CF with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

  This Prospectus incorporates documents by references which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc. at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459, Attention Corporate Communications Director (708) 875-7450.